Great Lakes Dredge & Dock Corporation	2122 York Road Oak Brook, Illinois USA 60523-1981 TEL 630.574.3000 FAX 630.574.3007

November 27, 2012

VIA EDGAR SUBMISSION

Mr. John Cash

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Great Lakes Dredge & Dock Corporation
Form 10-K for the year ended December 31, 2011
Filed March 9, 2012
File No. 1-33225

Dear Mr. Cash:

We refer to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission dated October 25, 2012, relating to the Form 10-K for Fiscal Year Ended December 31, 2011 of Great Lakes Dredge & Dock Corporation (the “Company”), File No. 1-33255.

As discussed by telephone, we have provided to the Staff, on a confidential and supplemental basis, copies of the requested information.

Mr. John Cash

United States Securities and Exchange Commission

November 27, 2012

* * * * *

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Maryann A. Waryjas

Name:	Maryann A. Waryjas
Title:	Senior Vice President, Chief Legal Officer and Secretary